Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

Seltzer Revolutions, Inc.
2911 Branciforte Dr
Santa Cruz, CA 95065
seltzerrevolutions.com

Up to $1,069,984.89 in Preferred Stock at $10.53
Minimum Target Amount: $9,992.97

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: Seltzer Revolutions, Inc.
Address: 2911 Branciforte Dr, Santa Cruz, CA 95065
State of Incorporation: DE
Date Incorporated: April 13, 2020

Terms:

Equity

Offering Minimum: $9,992.97 | 949 shares of Preferred Stock
Offering Maximum: $1,069,984.89 | 101,613 shares of Preferred Stock
Type of Security Offered: Preferred Stock
Purchase Price of Security Offered: $10.53
Minimum Investment Amount (per investor): $473.85

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + 3% bonus shares.

$5,000+ | Tier 2

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + time with a member of the founding team to explore ideas (Zoom, call, coffee, lunch, surf, etc. details to be coordinated) + 5% bonus shares.

$10,000+ Tier 3

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + join MEXI team on a curated California surf/gourmet culture trip to quaint Spanish-themed towns (flight & lodging extra) + Explore partnership opportunity + 10% bonus shares.

$20,000 | Tier 4

Ship a 4pk + Hollywood Celebrity experience: VIP trip to Mexico - explore Tequila and Jalisco Highlands in a private car and visit the best spots (flight & lodging extra) + you get to design a MEXI flavor with us + 20% bonus shares.

** Subject to the ability of our third-party partners to ship Mexi across state lines.

*** Travel and lodging expenses not included.

**All perks occur when the offering is completed.*

<u>The 10% StartEngine Owners' Bonus</u>

MEXI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $10.53 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,053. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The Company and its Business

Company Overview

MEXI Craft Tequila Seltzer was conceived of the desire to share exotic Mexico-inspired flavors paired with everybody's favorite Mexican pastime, Tequila! With access to superb Tequila, quality natural flavors and observing the new phenomenon of portable mixed drinks, we set out to create a seltzer line that embodies the spirit of Mexico's fiesta culture blended with California's open creativity and casual rebellion.

Our mission is to deliver an authentic Tequila Seltzer experience that offers unique flavors inspired by the mysterious and exhilarating Spirit of Mexico. Rather than offering typical, sugary "margarita" or "paloma" style canned cocktails, MEXI Seltzer is inspired to innovate. We have created wild new flavor combinations to send your senses deeper into less-traveled regions of Mexico.

Competitors and Industry

There are two major categories in the ready-to-drink (RTD) seltzer category: Malt-based seltzers and Spirit-based seltzers. The Malt-based category is dominated by major players such as White Claw and Truly. The spirit-based category is more fragmented, with some distillers trying their hand at their own branded hard seltzers, usually with vodka. Further within the Spirit-based seltzer are tequila-based hard seltzers, which typically use mixto-Tequila, which is low-grade Tequila distilled outside of the Tequila region in Mexico. Mexi is defining a new category within Spirit-based seltzers, using high-grade 100% Blue Agave Tequila (distilled in Jalisco, Mexico) and other high-quality ingredients to become the first truly Craft Tequila Hard Seltzer.

Current Stage and Roadmap

MEXI Seltzer has just completed its pilot run in Mexico (about 500 cases), which has now been distributed to our warehouse in California, which will then go on to select liquor stores around California.

Additionally, through our online store, we will be able to ship DTC to over 30 States throughout the US. We expect to deliver in-scale for the remainder of the calendar year. Timing this with the summer months, we expect these first few shipments to be in high demand and have the manufacturing infrastructure in place to meet this demand at scale.

The Team

Officers and Directors

Name: Alice Chen

Alice Chen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CFO
  Dates of Service: April 13, 2020 - Present
  Responsibilities: Oversees the company's finances. Alice currently does not take a salary compensation for this role.

- **Position:** CEO
  Dates of Service: January 01, 2021 - Present
  Responsibilities: Oversee management of the company. Alice currently does not take a salary compensation for this role.

Other business experience in the past three years:

- **Employer:** First Democracy Technology, Inc.
  Title: Co-Founder & Chief Strategy Officer
  Dates of Service: August 23, 2019 - Present
  Responsibilities: Overseeing product design and assisting with management and fundraising of the company.

Other business experience in the past three years:

- **Employer:** Alice Chen Holdings, Inc.
  Title: Director
  Dates of Service: January 01, 2017 - Present
  Responsibilities: Oversee investment activities for the company.

Other business experience in the past three years:

- **Employer:** Export Ventures Group Inc.
  Title: CEO
  Dates of Service: January 01, 2010 - Present
  Responsibilities: Leading the company

Other business experience in the past three years:

- **Employer:** M.Y. Capital Management Corporation

Title: Product Strategy & Design
Dates of Service: September 01, 2017 - April 30, 2020
Responsibilities: A member of the investment committee and led the charge on fund design and construction (in-house or third-party).

Name: Brent Laucher

Brent Laucher's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Co-Founder and Director
  Dates of Service: April 13, 2020 - Present
  Responsibilities: Responsible for Business Development and vendor relations for the company. Brent does not currently take salary compenastion for his role.

Other business experience in the past three years:

- **Employer:** Bare Roots Produce Company
  Title: Head of Sales and Marketing
  Dates of Service: July 01, 2018 - March 31, 2020
  Responsibilities: Leading sales team.

Other business experience in the past three years:

- **Employer:** Tsar Nicoulai Caviar
  Title: Sales Specialist
  Dates of Service: July 01, 2018 - March 31, 2020
  Responsibilities: Leading sales team

Other business experience in the past three years:

- **Employer:** Ice of Paradise
  Title: Owner
  Dates of Service: May 01, 1989 - March 31, 2020
  Responsibilities: Leading company

Name: Kevin Finkas

Kevin Finkas's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Operating Officer
  Dates of Service: January 01, 2021 - Present

Responsibilities: Sales and Operations. Kevin earns ESOP for his role at the company.

Other business experience in the past three years:

- **Employer:** Epic Wines & Spirits
  Title: Area Manager
  Dates of Service: December 01, 2014 - April 30, 2021
  Responsibilities: Account Management / Sales

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Preferred Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will be able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk

overpaying for your investment.

The transferability of the Securities you are buying is limited
Any Preferred Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering Preferred Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.
We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

We are reliant on one main type of service
All of our current services are variants on one type of service, providing a platform for online capital formation. Our revenues are therefore dependent upon the market for ready-to-drink ("RTD") alcoholic beverages.

Minority Holder; Securities with Voting Rights
The Preferred Stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may

not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are an early stage company and have not yet generated any profits
Seltzer Revolutions, Inc. was formed on April 13, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. Seltzer Revolutions, Inc,. has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and effectively no revenue. If you are investing in this company, it's because you think that alcohol and spirits are a good idea, that the team will be able to successfully market, and sell the product or

service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment. One of our contractors whose services were terminated by the Company in May 2021 is posturing to claim back pay and future pay in the form of cash and/or equity. We are working with our legal counsel and believe there are weak grounds for this party to pose any serious litigation risk to the Company. The amount sought by the former contractor is nominal relative to the allocated amount of this raise.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on outside government regulation such as the FDA (Food and Drug Administration), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point, the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any

significant disruption in service on Seltzer Revolutions, Inc. or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Seltzer Revolutions, Inc. could harm our reputation and materially negatively impact our financial condition and business.

The development and commercialization of spirits is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide, and the high-end tequila industry is dominated by three brands that have an 85% market share. For example, Patrón dominates the luxury tequila segment with seven out of every ten bottles sold. Many of our competitors, such as Patrón, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize distilled spirits. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company.
Our future success depends on our ability to maintain and continuously improve our quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.
We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product

innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons,

including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an

adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs.

We source certain packaging materials, such as bottles, labels, caps and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The process of distilling alcohol utilizes a large amount of water.

Parts of Mexico have been experiencing a severe drought for the last several years. While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We may become heavily dependent on our distributors.

Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large distiller, particularly if they rely on that distiller for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial

network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

In general, demand for our products is highly correlated with general economic conditions and the time of year.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Product liability claims could adversely impact our business and reputation.

Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or

involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the PaQuí tequila brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Legislation and regulations requiring the display and provision of nutritional information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We produce distilled spirits. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy.

Even if we sell all the Preferred Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be

able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.
There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.
Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results.

The development and commercialization of RTD alcoholic beverages is highly competitive.
The RTD category has experienced exponential growth, much of which is driven by the category's hard seltzer segment. Some major malt-based RTD competitors include White Claw, Truly, Bud Light Seltzer, Corona Hard Seltzer, Smirnoff, and Twisted Tea. Combined, these competitors account for 78.4% of RTD growth dollars in off-premise channels. Many of our competitors, such as White Claw, have significantly greater financial, technical and human resources than we have and superior expertise in research, development and marketing of approved distilled spirits and thus may be better equipped than us to develop and commercialize spirits-based hard seltzers. Some tequila-based hard seltzer competitors include Lone River Ranch Water, Nude Tequila Soda, and Cacti. These companies, whether through their own growth or through being acquired by large alcohol consolidators, have access to greater financial resources and more advanced technologies.

Quality management plays an essential role in determining and meeting customer requirements, preventing defects, improving the Company's product and avoiding potential recalls and claims against the Company.
Our future success depends on our ability to maintain and continuously improve our

quality management program. The Company has rigorous product safety and quality standards. However, if products taken to market are or become contaminated or adulterated, the Company may be required to conduct costly product recalls and may become subject to product liability claims by individuals, groups, or government organizations as well as negative publicity, which would cause our business to suffer. We believe that we maintain insurance customary for businesses of our size and type. However, there are types of losses we may incur that cannot be insured against or that we believe are not economically reasonable to insure. Such losses could have a material adverse effect on our business and results of operations. An inability to address a quality or safety issue in an effective and timely manner may also cause negative publicity, a loss of customer confidence in us or our current or future products, which may result in the loss of sales and difficulty in successfully launching new products. In addition, a successful claim brought against us in excess of available insurance or not covered by indemnification agreements, or any claim that results in significant adverse publicity against us, could have an adverse effect on our business, our reputation, and the reputation of the entire industry.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. It could also lead to stricter regulations and greater scrutiny of marketing practices. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations. In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If

we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business. Successful innovation depends on our ability to correctly anticipate consumer acceptance and to efficiently create these new products. However, as we invest in new products, we face the risk of unanticipated operational or commercialization difficulties, including an inability to obtain necessary permits or governmental approvals, the development of competing distilling technologies, failure of third-party distilleries and / or co-packing facilities that we engage to operate in accordance with our specifications or expectations, as well as their inability to purchase additional equipment or required materials.

Substantial disruption to production at the manufacturing and distribution facilities we are engaged with could occur.

A disruption in production at the manufacturing facilities we are engaged with could have an adverse effect on our business. In addition, a disruption could occur at the facilities of our suppliers or distributors. The disruption could occur for many reasons, including fire, natural disasters, weather, water scarcity, manufacturing problems, disease, strikes, transportation or supply interruption, government regulation, cybersecurity attacks or terrorism. Alternative facilities with sufficient capacity or capabilities may not be available, may cost substantially more or may take a significant time to start production, each of which could negatively affect our business and results of operations. The consolidation of retail customers could adversely affect us. Retail customers, such as liquor stores in our major markets, may consolidate, resulting in fewer customers for our business. Consolidation also produces larger retail customers that may seek to leverage their position to improve their profitability by demanding improved efficiency, lower pricing, increased promotional programs, or specifically tailored products. In addition, larger retailers have the scale to develop supply chains that permit them to operate with reduced inventories or to develop and market their own white-label brands. Retail consolidation and increasing retailer power could adversely affect our product sales and results of operations. Retail consolidation also increases the risk that adverse changes in our customers' business operations or financial performance will have a corresponding material and adverse effect on us. For example, if our customers cannot access sufficient funds or financing, then they may delay, decrease, or cancel purchases of our products, or delay or fail to pay us for previous purchases, which could materially and adversely affect our product sales, financial condition, and operating results.

Evolving tax, environmental, food quality and safety or other regulations or failure to comply with existing licensing, labeling, trade, food quality and safety and other regulations and laws could have a material adverse effect on our consolidated financial condition.

Our products, both in and outside of the United States, are subject to regulation by various federal, state, provincial and local laws, regulations and government agencies, including the TTB, U.S. Food and Drug Administration, U.S. Federal Trade Commission, and the Customs and Border Protection (CBP). These laws and regulations and interpretations thereof may change, sometimes dramatically, as a result of a variety of factors, including political, economic or social events. The manufacturing, marketing and distribution of food products, including alcoholic beverage products, are subject to governmental regulation that control such matters as food quality and safety, ingredients, advertising, product or production requirements, labeling, import or export of our products or ingredients, relations with distributors and retailers, health and safety, the environment, and restrictions on the use of government programs to purchase certain of our products. We are also regulated with respect to matters such as licensing requirements, trade and pricing practices, tax, anticorruption standards, advertising and claims, and environmental matters. The need to comply with new, evolving or revised tax, environmental, food quality and safety, labeling or other laws or regulations, or new, or changed interpretations or enforcement of existing laws or regulations, may have an adverse effect on our business and results of operations. Further, if we are found to be out of compliance with applicable laws and regulations in these areas, we could be subject to civil remedies, including fines, injunctions, termination of necessary licenses or permits, or recalls, as well as potential criminal sanctions, any of which could have an adverse effect on our business. Even if regulatory review does not result in these types of determinations, it could potentially create negative publicity or perceptions which could harm our business or reputation.

We are dependent on third-party suppliers for key raw materials, packaging materials and production inputs, and our use of natural ingredients exposes us to weather and crop reliability.

We purchase the raw materials used in the production of and the distilling of our spirits, including agave and other ingredients, from a number of domestic and foreign third-party suppliers. The manufacturing of our tequila takes place in Mexico, where our agave is grown. Agave is an agricultural product and therefore many outside factors, including weather conditions, pests, government regulations and legislation affecting agriculture, could affect quality, price and supply. We are exposed to the quality of the agave crop each year, and significant failure of a crop would adversely affect our costs.

We source certain packaging materials, such as cans, labels, lids and other shipping materials from a number of third-party suppliers and, in some cases, single-source suppliers.

Although we believe that alternative suppliers are available, the loss of any of our packaging material suppliers could adversely affect our results of operations and financial condition. Our inability to preserve the current economics of these agreements could expose us to significant cost increases in future years.

The process of distilling alcohol utilizes a large amount of water.

Parts of Mexico have been experiencing a severe drought for the last several years.

While there are currently no restrictions on our use of water based on the drought, we cannot predict whether such restrictions may be put in place in the future. Any restrictions on water consumption could cause a disruption in production at our third-party manufacturing facilities, which would have a material, adverse effect on our business operations.

Growth rates higher than planned or the introduction of new products requiring special ingredients could create higher demand for ingredients greater than we can source.

Although we believe that there are alternative sources available for our key ingredients, there can be no assurance that we would be able to acquire such ingredients from substitute sources on a timely or cost-effective basis in the event that current suppliers could not adequately fulfill orders, which would adversely affect our business and results of operations.

We may become heavily dependent on our distributors.

Our future distributors often represent competing spirits brands and are to varying degrees influenced by their continued business relationships with other brewers and distillers. Our independent distributors may be influenced by a large RTD producer and / or brand, particularly if they rely on that entity for a significant portion of their sales, which many distributors do. In addition, certain of our distributors cover a substantial network of certain on-premise retailers. While we believe that the relationships between us and our distributors are generally good, some of these relationships are relatively new and untested and there can be no assurance that any or all of our distributors will continue to effectively market and distribute our products. The loss of any distributor or the inability to replace a poorly performing distributor in a timely fashion could have a material adverse effect on our business, financial condition and results of operations.

Our future distribution relationships may be governed by state laws that in certain respects may supersede the terms of any contractual relationships.

Under most of these state laws, distribution agreements can only be terminated by the supplier after the supplier shows some type of "cause" (usually an uncured deficiency in the distributor's operation) or upon payment of some sort of compensation to the distributor for the value of the distribution rights. State laws also may limit a supplier's right to object to proposed assignments of distribution rights and/or changes in distributor ownership. A minority of states have enacted similar laws governing distillery-distributor relationships. Therefore, while we have entered into contractual relationships with some of our distributors, state law in various jurisdictions may limit our exercising our contractual termination and enforcement rights. Additionally, our distribution relationships are susceptible to changes in state legislation that could significantly alter the competitive environment for the spirits distribution industry, which could adversely affect the financial stability of distributors on which we rely.

In general, demand for our products is highly correlated with general economic conditions and the time of year.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products. Our business is also subject to seasonal fluctuations, as tequila sales are typically higher during summer season. As a result of these factors, our financial results for any period of less than a year are not necessarily indicative of the results that may achieved for a full fiscal year.

Product liability claims could adversely impact our business and reputation.
Our business exposes us to potential product liability risk, as well as warranty and recall claims that are inherent in the design, manufacture, sale and use of our products. We sell products in the alcohol industry where the impact of product liability risk is high. In the event our products actually or allegedly fail to perform as expected and we are subject to such claims above the amount of insurance coverage, outside the scope of our coverage, or for which we do not have coverage, our results of operations, as well as our reputation, could be adversely affected. Our products may be subject to recall for performance or safety-related issues. Product recalls subject us to harm to our reputation, loss of current and future customers, reduced revenue and product recall costs. Product recall costs are incurred when we, either voluntarily or involuntarily, recall a product through a formal campaign to solicit the return of specific products due to a known or suspected performance issue. Any significant product recalls could have an adverse effect on our business and results of operations.

Damage to our reputation could negatively impact our business, financial condition and results of operations.
Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy, including with respect to: • alcoholic beverage safety concerns, including food tampering or contamination; • security breaches of confidential guest or employee information; • employment-related claims relating to alleged employment discrimination, wage and hour violations, labor standards or health care and benefit issues; or • government or industry findings concerning our products, of the bars and restaurants carrying the MEXI Seltzer brand. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate without affording us an opportunity for redress or correction.

Legislation and regulations requiring the display and provision of nutritional

information products, and new information or attitudes regarding diet and health or adverse opinions about the health effects of consuming our products, could affect consumer preferences and negatively impact our business, financial condition and results of operations.

We produce Craft Tequila Seltzers. Government regulation and consumer eating habits may impact our business as a result of changes in attitudes regarding diet and health or new information regarding the health effects of consuming our products. These changes have resulted in, and may continue to result in, the enactment of laws and regulations that impact the ingredients and nutritional content of our offerings, or laws and regulations requiring us to disclose the nutritional content of our beverages. Various jurisdictions may also seek to adopt significant additional product labeling or warning requirements relating to the content or perceived adverse health consequences of our products. If these types of requirements become applicable to our products under current or future environmental or health laws or regulations, they may inhibit sales of such products.

The amount of capital the Company is attempting to raise in this Offering is not enough to sustain the Company's high growth strategy.

Even if we sell all the Preferred Stock offered in this Offering, the Company will need to procure funds in addition to the amount raised in the Offering in order to achieve the Company's long-term scaling goals. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we will not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of his or her investment.

There can be no assurance that we will ever provide liquidity to Investors through either a sale of the Company or a registration of the Securities.

There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Investors. Furthermore, we may be unable to register the Securities for resale by Investors for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Investors could be unable to sell their Securities unless an exemption from registration is available.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel who are knowledgeable about the alcoholic beverage industry and distribution of alcoholic beverage products is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise as we grow and scale. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources,

which could adversely affect operating results.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Alice Chen Holdings, Inc.	333,333	Common Stock	27.7343
Alice Chen Holdings, Inc.	17,245	Preferred Stock	27.7343
Brent Laucher	333,333	Common Stock	26.3701

The Company's Securities

The Company has authorized Common Stock, Preferred Stock, SAFE, and Preferred Stock Warrants. As part of the Regulation Crowdfunding raise, the Company will be offering up to 101,613 of Preferred Stock.

Common Stock

The amount of security authorized is 9,400,000 with a total of 705,555 outstanding.

Voting Rights

One vote per share.

Material Rights

The total number of shares outstanding on a fully diluted basis, 950,381 shares, includes 705,555 shares of Common Stock and 244,826 shares of Preferred Stock, and does not include Preferred Stock Warrants, the Co-Founder Shares, convertible securities nor issued/unissued options and RSUs.

One of the Company's former co-founders is alleging a claim against the Company in connection with his security ownership in the Company, which, if successful, would result in the Company restoring 166,666 shares to such former co-founder. This would represent approximately 14.92% of the Company's capital stock outstanding, assuming the full subscription of this offering. We refer to these shares that may be restored to such former co-founder as the "Co-Founder Shares" throughout this offering document.

Preferred Stock

The amount of security authorized is 600,000 with a total of 244,826 outstanding.

Voting Rights

The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of the Company.

Material Rights

<u>Voting Rights of Securities Sold in this Offering</u>

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Preferred Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Preferred Stock.

All of the Preferred Stock is designated as "Series Seed Preferred Stock". Prior to a liquidation event or exit, the holder of Preferred Stock will have the option to be converted to Common Stock shares pro-rata, unless the Preferred Stockholder prefers not to convert in which case they will receive an amount per share equal to the original issue share of $0.58 pursuant to the Company's Certificate of Incorporation.

Pursuant to the Company's Certificate of Incorporation, the liquidation preference for the Preferred Stock being offered in this offering is $0.58 per share, which is not equal to the purchase price, or issue price, of $10.53 per share in this offering. Therefore, the liquidation protection afforded to the participants in this offering will only entitle such participants to a small fraction of his or her original investment amount per share. Additionally, investors who previously invested in the Company purchased the same series of Preferred Stock for a price per share that was equal to, or less than, the $10.58 per share purchase price in this offering.

** The total number of shares outstanding on a fully diluted basis, 950,381 shares,*

includes 705,555 shares of Common Stock and 244,826 shares of Preferred Stock, and does not include Preferred Stock Warrants, the Co-Founder shares, convertible securities nor issued/unissued options and RSUs.

*** Please also refer to the Company's Articles of Incorporation attached as Exhibit F for other material rights including but not limited to dividend provisions, liquidation preferences, conversion and redemption.*

SAFE

The security will convert into Preferred stock and the terms of the SAFE are outlined below:

Amount outstanding: $295,000.00
Interest Rate: %
Discount Rate: 20.0%
Valuation Cap: None
Conversion Trigger: Conversion occurs upon seed round financing.

Material Rights

The Company has authorized the issuance of $500,000 in the form of SAFE notes, which, if issued in its entirety, will dilute the StartEngine raise by approximately 6.75%.

Preferred Stock Warrants

The amount of securities outstanding is 31,032.

Material Rights

The Company has previously issued warrants exercisable for shares of Series Seed Preferred Stock. We refer to such warrants as the "Preferred Stock Warrants" throughout this offering document. The terms of the Preferred Stock Warrants are outlined below:

Shares of Series Seed Preferred Stock underlying the warrants: 31,032

Exercise Price: $0.58

Expiration Date: February 28, 2026

Material Rights

The shares of Preferred Stock underlying the Preferred Stock Warrants will have the same material rights as the Series Seed Preferred Stock, as described in the section entitled "The Company's Securities – Preferred Stock" above.

What it means to be a minority holder

As a minority holder of Preferred Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.
If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Further, please see the section entitled "The Company's Securities - Common Stock" for a description of the Co-Foduner Shares, which could cause further dilution if shares of Common Stock are restored to one of the Company's former co-founders.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Name:** Preferred Stock
  Type of security sold: Equity
  Final amount sold: $142,000.00
  Number of Securities Sold: 244,826
  Use of proceeds: Developing Pilot-Run
  Date: October 30, 2020
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** SAFE
  Final amount sold: $295,000.00
  Use of proceeds: Completing full-commercial run
  Date: May 05, 2021
  Offering exemption relied upon: Section 4(a)(2)

- **Type of security sold:** Preferred Stock Warrants: 31,032 shares of Series Seed Preferred Stock
  Final amount sold: $0.00
  Use of proceeds: Services attributed to the Company
  Date: June 05, 2020
  Offering exemption relied upon: Section 4(a)(2)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

How long can the business operate without revenue:

With cash on hand, we will be able to operate the business for approximately 14 months with no revenue generation.

Foreseeable major expenses based on projections:

Major expenses are the raw materials needed to complete our first (and subsequent

second and third within the next 12 months) full-scale product run at a cost of roughly $100,000 per run (and marketing costs to fully launch the product; maximum of $200,000 over the next 12 months).

Future operational challenges:

Navigating the timing gap between procuring raw materials, scheduling co-packing, and distributing to retailers in a timely manner.

Future challenges related to capital resources:

As we scale our production runs, our raw materials purchases will get larger which will require larger capital resources.

Future milestones and events:

Our first major milestone will be generating revenue; our second will be our first full-scale production run (cost of $100,000); our third milestone will be whether those sell with the velocity that we are hoping for.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of July 1, 2021, the Company has capital resources available in the form of cash on hand of $130,675.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

We believe the funds of this campaign are not critical to our company operations. We have other funds and capital resources available in addition to the funds from this Regulation Crowdfunding campaign.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

We believe the funds from this campaign are not necessary to the viability of the Company. Of the total funds that our Company has, 70% will be made up of funds raised from the crowdfunding campaign.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If the Company raises the minimum offering amount, we anticipate the Company will be able to operate for 15 months. This is based on a current monthly burn rate of $10,000 per month for operating expenses per month ($150,000 total over the period based on $140,000 currently on-hand and a $10,000 minimum amount raised).

How long will you be able to operate the company if you raise your maximum funding goal?

If the Company raises the maximum offering amount, we anticipate the Company will be able to operate for 18 months. This is based on a current monthly burn rate of $10,000 per month for operating expenses per month ($180,000 total over the period), an increase of marketing expenses of ~$200,000, and the remaining amount to be used for inventory related to production over the 18 month period.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

The company is currently contemplating a capital raise related to previously authorized SAFE Notes of up to $500,000 which will be closed before the start of this round of fundraising. Terms of these Notes are consistent with disclosed information in the "Company Securities" section.

Indebtedness

- **Creditor:** Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP
  Amount Owed: $40,000.00
  Interest Rate: 0.0%
  Selected as part of Emerging Startups to watch program, and were able to defer certain legal fees until we have raised $500,000 of outside capital.

Related Party Transactions

- **Name of Entity:** Alice Chen Holdings Inc.
  Names of 20% owners: Alice Chen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Subscribed for $10,000 of Preferred Shares in 2020
  Material Terms: see above

- **Name of Entity:** Alice Chen
  Relationship to Company: Director
  Nature / amount of interest in the transaction: Management Fees of

approximately $30,000
Material Terms: Management Fees paid and accrued to Alice Chen over the course of 2020 and 2021

Valuation

Pre-Money Valuation: $10,007,511.93

Valuation Details:

Previously, MEXI has raised $142,000 in its previous Family & Friends Round ("F&F Round") in the Summer / Fall of 2020. This gave MEXI the seed capital necessary to begin executing its vision, including the development of the very first batch of MEXI and completing MEXI's Pilot-Run in May 2021.

Additionally, MEXI has raised $100,000 via a SAFE Note in the Winter of 2021 to bridge operations from the pilot-run to our first full-scale commercial run, expected in August 2021.

The Pre-Money Valuation used for the F&F Round was $700,000. Very early-stage start-up valuations are difficult to quantify using substantive data, and they are determined more based on the quality of the Management Team and the strength of the idea underpinning the start-up. Given that the F&F Round was oversubscribed, we feel that the Valuation used was substantiated and fair.

The Pre-Money Valuation of MEXI that we are using for our current fundraising is approximately $10M. Since the F&F Round, MEXI has developed its product, made several significant strategic partnerships (including an off-market price for Tequila to be used and Co-Packing partnerships in Mexico and the US), completed its Pilot-Run in Mexico, and developed a sales and marketing strategy to fully launch MEXI into full-scale production heading into Summer 2021. As MEXI hits the shelves in California and full-scale production is initiated, we expect our revenues to scale significantly over the next 12 to 18 months. Thus, we have determined MEXI's Pre-Money Valuation to be $10M.

The size of the Alcoholic RTD Market in California is ~$500 million annually. We believe that the market niche that MEXI has created for itself will allow us to obtain at least a 0.4% market share of the California market over the next three years (or $20 million in revenue). Our path to that market share will have small beginnings over the next fiscal year, as we plan to produce, ship, and sell ~23k cases of MEXI (or $1 million of revenue). We believe that we have a strong sales team, production team, and back-office team to be able to not only sell MEXI products with high velocity, but that we will be able to scale effectively to be able to meet that demand with a full head-of-steam.

We looked at many of the comparable campaigns on Start Engine to ours and adjusted for the stage each company raising in relation to MEXI:

Ola Brew

Valuation: $19.6M

Sales: $3.5M

Implied Sales Multiple: 5.6X

Amount Raised to Date: $2.2M

Island Brands

Valuation: $65.7M

Sales:$1.6M

Implied Sales Multiple: 41X

Amount Raised to Date: $2.0M

ONE ROQ Spirits

Valuation: $23.2M

Sales: $65k

Implied Sales Multiple: 350X

Amount Raised to Date: $606k

Full Circle Brewing

Valuation: $25M

Sales: $2.35M

Implied Sales Multiple: 10.6X

Amount Raised to Date: $450k

Acre Mezcal

Valuation: $10M

Sales: $114k

Implied Sales Multiple: 88X

Amount Raised to Date: $445k

PaQui Tequila

Valuation: $15M

Sales: $222k

Implied Sales Multiple: 68X

Amount Raised to Date: $177k

Red Eye Louie's

Valuation: $15M

Sales: $1.57M

Implied Sales Multiple: 9.6X

Amount Raised to Date: $182k

Greenberry's Nitro Hard Coffee

Valuation: $55M

Sales: $1.8M

Implied Sales Multiple: 30X

Amount Raised to Date: $160k

QURI Vodka

Valuation: $2.5M

Sales: $0

Implied Sales Multiple: N/A

Amount Raised to Date: $134k

Elephant Craft Hard Seltzer

Valuation: $7M

Sales: $0

Implied Sales Multiple: N/A

Amount Raised to Date: $86k

Mountain West Cider

Valuation: $6.5M

Sales: $315k

Implied Sales Multiple: 21X

Amount Raised to Date: $60k

The Bitter Housewife

Valuation: $5.5M

Sales:$402k

Implied Sales Multiple: 13.7X

Amount Raised to Date: $76k

Hey Mama Wines

Valuation: $10M

Sales: $73k

Implied Sales Multiple: 140X

Amount Raised to Date: $55k

The company set its valuation internally, without a formal third-party independent valuation.

The pre-money valuation does not take into account any convertible securities currently outstanding or the Co-FO=ounder Shares. The Company currently has approximately $295,000 in SAFE notes outstanding. Please refer to the Company Securities section of the Offering Memorandum for further details regarding current outstanding convertible securities and the Co-Founder Shares, which may affect your ownership in the future.

Use of Proceeds

If we raise the Target Offering Amount of $9,992.97 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%
- *Marketing*
  20.0%
  Marketing campaign on Facebook, Instagram, and other social media platforms
- *Operations*
  26.5%
  Funding some of the S,G&A costs of the company for the next 12 months.
- *Inventory*
  50.0%
  About half of the proceeds to be used to commence inventory buys, including

cans, can sleeves, and tequila for the full commercial runs as production ramps up.

If we raise the over allotment amount of $1,069,984.89, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Marketing*
  20.0%
  General marketing of the brand.

- *Inventory*
  50.0%
  Providing funds necessary to buy cans, sleeves for cans, and tequila to do full-scale production runs.

- *Working Capital*
  26.5%
  Management fees.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at seltzerrevolutions.com (seltzerrevolutions.com/investors).

Updates

Updates on the status of this Offering may be found at: www.startengine.com/mexi-seltzer

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Seltzer Revolutions, Inc.

[See attached]

SELTZER REVOLUTIONS, INC.

FINANCIAL STATEMENTS
FROM INCEPTION (APRIL 13, 2020) YEAR ENDED DECEMBER 31, 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors of
Seltzer Revolutions, Inc.
Dover, Delaware

We have reviewed the accompanying financial statements of Seltzer Revolutions, Inc. (the "Company,"), which comprise the balance sheet as of December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the period from Inception (April 13, 2020) to December 31, 2020 and December 31, 2019, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 12, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 21, 2021
Los Angeles, California

Seltzer Revolutions, Inc.
BALANCE SHEET
(UNAUDITED)

As of		**31-Dec-20**
(USD $ in Dollars)		
ASSETS		
Current Assets:		
Cash & cash equivalents	$	30,368
Inventories		6,657
Total current assets		**37,025**
Property and equipment, net		18,449
Intangible assets, net		400
Total assets	**$**	**55,874**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$	1,070
Other current liabilities		103,280
Total current liabilities		**104,350**
Total liabilities		**104,350**
STOCKHOLDERS' EQUITY		
Common Stock		4
Preferred Stock		10
Aditional Paid in capital		125,704
Retained earnings/(Accumulated Deficit)		(174,195)
Total stockholders' equity		**(48,477)**
Total liabilities and stockholders' equity	**$**	**55,874**

See accompanying notes to financial statements.

Seltzer Revolutions, Inc.

STATEMENTS OF OPERATIONS

(UNAUDITED)

From Inception (April 13, 2020) to	**31-Dec-20**
(USD $ in Dollars)	
Net revenue	$ -
Cost of goods sold	10,544
Gross profit	(10,544)
Operating expenses	
General and administrative	162,143
Research and development	250
Sales and marketing	1,258
Total operating expenses	163,651
Operating income/(loss)	(174,195)
Interest expense	-
Interest income	-
Other Loss/(Income)	-
Income/(Loss) before provision for income taxes	(174,195)
Provision/(Benefit) for income taxes	-
Net income/(Net Loss)	**$ (174,195)**

See accompanying notes to financial statements.

Seltzer Revolutions, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

For Fiscal Year Ended December 31, 2020

	Common Stock			Preferred Stock				Aditiona paid in capital		Accumulated Deficit		Total Stockholders' Equity
	Shares		Amount	Shares		Amount						
Inception—April 13, 2020	**-**	**$**	**-**	**-**	**$**	**-**	**$**	**-**	**$**	**-**	**$**	**-**
Issuance of shares	44,274		4	103,488		10		125,704		-		125,719
Net income/(loss)	-		-	-		-		-		(174,195)		(174,195)
Balance—December 31, 2020	**44,274**	**$**	**4**	**103,488**	**$**	**10**	**$**	**125,704**	**$**	**(174,195)**	**$**	**(48,477)**

See accompanying notes to financial statements.

Seltzer Revolutions, Inc.

STATEMENTS OF CASH FLOWS

(UNAUDITED)

From Inception (April 13, 2020) to		31-Dec-20
(USD $ in Dollars)		
CASH FLOW FROM OPERATING ACTIVITIES		
Net income/(loss)	$	(174,195)
Adjustments to reconcile net income to net cash provided/(used) by operating activities:		
Depreciation of property		465
Amortization of intangibles		2
Changes in operating assets and liabilities:		
Inventories		(6,657)
Accounts payable		1,070
Other current liabilities		103,280
Net cash provided/(used) by operating activities		**(76,035)**
CASH FLOW FROM INVESTING ACTIVITIES		
Purchases of property and equipment		(18,914)
Purchases of intangibles		(403)
Net cash provided/(used) in investing activities		**(19,316)**
CASH FLOW FROM FINANCING ACTIVITIES		
Issuance of shares		125,719
Net cash provided/(used) by financing activities		**125,719**
Change in cash		30,368
Cash—beginning of year		-
Cash—end of year	**$**	**30,368**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$	-
Cash paid during the year for income taxes	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES		
Purchase of property and equipment not yet paid for	$	-
Conversion of debt into equity	$	-

See accompanying notes to financial statements.

1. NATURE OF OPERATIONS

Seltzer Revolutions, Inc., was founded on April 13, 2020 in the state of Delaware. The financial statements of Seltzer Revolutions, Inc. (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Dover, Delaware.

Seltzer Revolutions Inc. is a leader in the craft seltzer category. MEXI Craft Tequila Seltzer was conceived of the desire to share exotic Mexico-inspired flavors paired with everybody's favorite Mexican pastime, Tequila. With access to superb Tequila, quality natural flavors and observing the new phenomenon of portable mixed drinks, we set out to create a seltzer line that embodies the spirit of Mexico's fiesta culture blended with California's open creativity and casual rebellion.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2020, the Company determined that no reserve was necessary.

Inventories

Inventories are valued at the lower of cost and net realizable value. Costs related to raw materials, barrels, ingredients and finished goods which are determined using an FIFO method.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type or term of the operating lease using the straight-line method for financial statement purposes. The estimated service lives for property and equipment is as follows:

Category	Useful Life
Machinery & Equipment	3-5 years

Impairment of Long-lived Assets

Long-lived assets, such as property and equipment and identifiable intangibles with finite useful lives, are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Intangible Assets

The Company capitalizes its patent and filing fees and legal patent and prosecution fees in connection with internally developed pending patents. When pending patents are issued, patents will be amortized over the expected period to be benefitted, not to exceed the patent lives, which may be as long as 15 years.

Other intangibles include trademark filing and related attorney fees. Trademark costs are indefinite lived.

Income Taxes

Seltzer Revolutions, Inc. is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the

amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, Revenue from Contracts with Customers, when delivery of goods as delivery is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the item has shipped and has fulfilled their sole performance obligation.

Income is principally comprised of revenues earned by the Company as part of the sale of its tequila products.

Cost of sales

Costs of goods sold include the cost of cans, stickers, and logistics.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expense for the period from inception to year ended December 31, 2020 amounted to $1,258, which is included in sales and marketing expense.

Research and Development Costs

Costs incurred in the research and development of the Company's products are expensed as incurred.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 21, 2021, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

In February 2019, FASB issued ASU No. 2019-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

In June 2019, FASB amended ASU No. 2019-07, Compensation – Stock Compensation, to expand the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The standard implementation did not have a material impact.

In August 2019, amendments to existing accounting guidance were issued through Accounting Standards Update 2019-15 to clarify the accounting for implementation costs for cloud computing arrangements. The amendments specify that existing guidance for capitalizing implementation costs incurred to develop or obtain internal-use software also applies to implementation costs incurred in a hosting arrangement that is a service contract. The guidance is effective for fiscal years beginning after December 15, 2020, and interim periods within fiscal years beginning after December 15, 2021, and early application is permitted. The standard implementation did not have a material impact.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3. INVENTORY

Inventory consists of the following items:

As of Year Ended December 31,		2020
Finished Goods		6,657
Total Inventories	**$**	**6,657**

4. DETAILS OF CERTAIN ASSETS AND LIABILITIES

Account receivables consist primarily of trade receivables, accounts payable consist primarily of trade payables. Other current liabilities consist of the following items:

As of Year Ended December 31,		2020
Other Current Liabilities consist of:		
Accrued Expenses		88,525
Employee Reimbursement Liability		14,755
Total Other Current Liabilities	**$**	**103,280**

5. PROPERTY AND EQUIPMENT

As of December 31, 2020, property and equipment consists of:

As of Year Ended December 31,		2020
Machinery & Equipment	$	18,914
Property and Equipment, at Cost		**18,914**
Accumulated depreciation		(465)
Property and Equipment, Net	**$**	**18,449**

Depreciation expense for property and equipment for the period from inception to December 31, 2020 was in the amount of $465.

6. INTANGIBLE ASSETS

As of December 31, 2020, intangible asset consist of:

As of Year Ended December 31,		2020
Domain	$	403
Intangible assets		**403**
Accumulated amortization		(2)
Intangible assets, Net	**$**	**400**

Entire intangible assets have been amortized. Amortization expense for trademarks and patents for the period from inception to December 31, 2020 was in the amount of $2.

The following table summarizes the estimated amortization expense relating to the Company's intangible assets as of December 31, 2020:

Period		Amortization expense
2021		40
2022		40
2023		40
2024		40
Thereafter		392
Total	$	**553**

7. CAPITALIZATION AND EQUITY TRANSACTIONS

Common Stock

The Company is authorized to issue 10,000,000 shares. The total number of shares of common stock authorized to be issued is 9,400,000, par value $0.0001 per share. The total number of shares of preferred stock authorized to be issued is 600,000, par value $0.0001 per share.

As of December 31, 2020 the Company issued 44,274 shares of common stock and 103,488 shares of preferred stock.

Preferred Stock

Preferred stock was raise via crowdfunding during the year. The Company raised $141,958 and incurred $16,350 in issuance costs, thus netting $125,608 from the raise.

Equity Awards

During 2020, the Company granted 22,137 in stock options to a certain consultant. The options have an exercise price of $0.11 and have a performance vesting condition based on certain milestones being met. The options expire after 10 years. The awards were deemed immaterial and were not recorded in the statement of operation and balance sheet.

8. INCOME TAXES

The provision for income taxes for the year ended December 31, 2020 consists of the following:

As of Year Ended December 31,		2020
Net Operating Loss	$	(51,736)
Valuation Allowance		51,736
Net Provision for income tax	$	-

Significant components of the Company's deferred tax assets and liabilities at December 31, 2020 are as follows:

As of Year Ended December 31,		2020
Net Operating Loss	$	(51,736)
Valuation Allowance		51,736
Total Deferred Tax Asset	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020 and December 31, 2019. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2020, the Company had federal and state cumulative net operating loss ("NOL") carryforwards of $174,195 each. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

9. RELATED PARTY

During 2020, Management Fees charged are paid to founding shareholder Alice Chen in the amount of $6,555. In addition, the Company has accrued management fees towards Alice Chen in the amount of $21,000.

During 2020, Alice Chen, the CEO of the Company, made a cash investment into the business of $10,000 as part of preferred shares issuance.

10. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2020, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

11. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2020 through June 21, 2021 the date the financial statements were available to be issued.

In 2021, the Company has issued a $100,000 SAFE Notes.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

12. GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $174,195, an operating cash flow loss of $76,035 and liquid assets in cash of $30,368, which less than a year worth of cash reserves as of December 31, 2020. The Company's situation raises a substantial doubt on whether the entity can continue as a going concern in the next twelve months.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

MEXI Craft Tequila Seltzer

Craft Tequila Seltzer


MEXI
Craft Tequila Seltzer
WATERMELON
TAMARINDO
GUAVA SPICE
ALOE & MINT

Website | Santa Cruz, CA | FOOD & BEVERAGE

We made MEXI Craft Tequila Seltzers for non-conforming taste rebels that won't settle for anything less than clean, ingredients and real craft NOM distillery tequila "hecho en Mexico" combined in a delicious refreshing seltzer drink! We believe we can become leaders in the craft seltzer movement because you don't need to be a Hollywood Celebrity to own a tequila brand!

$0.00 raised

0 Investors	$10M Valuation
$10.53 Price per Share	$473.85 Min. Investment
Preferred Shares Offered	Equity Offering Type
$1.07M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- Right Time: In 2020, Tequila and RTDs drove the two biggest alcohol industry trends, with 23 million 9 Liter cases of tequila sold and $8 Billion annual sales in RTDs. We are riding on the momentum of both of these trends.
- Right Partners: Our distillers are Mexican-government CRT regulated, certified authentic tequila producers, and our proprietary organic, natural formulations are protected as trade secrets.
- Right Team: Our leadership and advisory board team brings valuable knowledge and experience to the table as previous partners or affiliates at Peligroso Tequila, Libre Tequila, Coachella Music Festival, EDC Vegas, PriceWaterhouseCoopers, BevMo!, private equity firms, Southern and Youngs.


MEXI

Craft Tequila Seltzer for the People

MEXI Craft Tequila Seltzer was conceived by the desire to share exotic Mexico-inspired flavors paired with everybody's favorite Mexican pastime, tequila!

Rewards

Get rewarded for investing more into MEXI Craft Tequila Seltzer:

$473+
Investment
StartEngine Owner's Bonus
This offering is eligible for the StartEngine Owner's 10% Bonus program. For details on this program, please see the Offering Summary section below.

Friends and Family Early Birds
Invest within the first 72 hours and receive additional 20% bonus shares.

2 days 23 hours 34 mins 57 secs

$1,000+
Investment
Tier 1
Ship a 4pk - be 1/first 1000 to taste MEXI in USA + 3% bonus shares.

$5,000+
Investment
Tier 2
Ship a 4pk - be 1/first 1000 to taste MEXI in USA + time with a member of the founding team to explore ideas (Zoom, call, coffee, lunch, surf, etc. details to be coordinated) + 5% bonus shares.

With access to superb tequila, quality natural flavors, and observing the new phenomenon of portable mixed drinks, we set out to create a seltzer line that embodies the spirit of Mexico's fiesta culture blended with California's open creativity and casual rebellion.


MEXI
Craft Tequila Seltzer
TAMARINDO
100% AGAVE SILVER TEQUILA
WITH
CARBONATED WELL WATER
REAL FRUIT JUICE & NATURAL FLAVORS

THE PROBLEM

Craft Tequila Seltzer is an Untapped Niche

When hard seltzers gained popularity, they displaced a significant share of the beer market. According to AC Nielson, 52% of beer drinkers have now converted to drinking seltzer part-time (AC Nielsen Report November 2020).

This type of market shift, whilst rare, has happened before so timing is key! In 2008, the beer market was heavily disrupted by the rising popularity of craft beer, where consumers demonstrated they were willing to pay more for better quality. (MarketWatch May 2019)

While companies like White Claw and Truly have paved the way as mainstream seltzers, there is no one leading in the subcategory of craft seltzer as of now, even more rare, a craft seltzer made with an "Hecho en Mexico" tequila (AC Nielsen Report November 2020).


52%
of beer drinkers
have now converted
to drinking seltzer
part-time!

(AC Nielsen Report November 2020).

$10,000+

Investment

Tier 3

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + join MEXI team on a curated California surf/gourmet culture trip to quaint Spanish-themed towns (flight & lodging extra) + Explore partnership opportunity + 10% bonus shares.

$20,000+

Investment

Tier 4

Ship a 4pk + Hollywood Celebrity experience: VIP trip to Mexico - explore Tequila and Jalisco Highlands in a private car and visit the best spots (flight & lodging extra) + you get to design a MEXI flavor with us + 20% bonus shares.

THE SOLUTION

Ready-to-Drink Craft Tequila Seltzer

We are riding the hard seltzer wave with our MEXI Craft Tequila Seltzer, launching with 100% agave tequila, real fruit juice, and natural flavors. By focusing on quality, authenticity, and strong branding, our product will capture the attention of newly converted hard seltzer drinkers looking to ditch the synthetic suspicious taste for a quality beverage.

We plan to emerge as leaders of the craft seltzer movement by repeating the tried-and-true craft beer phenomenon.


We are riding the hard seltzer wave
MEXI
Craft Tequila Seltzer
GUAVA SPICE
ALOE & MINT
TAMARINDO
WATERMELON
100% Agave Tequila
Real Fruit Juice
Natural Flavors

THE MARKET

Riding the Hard Seltzer Tsunami

The Ready-to-Drink market has exploded in the past few years and is now nearing $8 billion in off-premise annual sales. Spirits-based RTDs hold 3.6% of this market, and this number is growing. Hard Seltzers are now closing in on $4 billion worth of sales annually, reflecting just short of a 300% growth rate in sales compared to the year before.

Meanwhile, tequila is also rising wildly in popularity, with an 11.9% increase in consumption rates. Various tequila brands, including Don Julio, Patron, and Jose Cuervo, now sit amongst AC Nielsen's top 25 spirit brands, ranked according to brand value.


The RTD market is nearing
$8 Billion
in off-premise annual sales
Spirits-based RTDs hold
3.6%
of this market

(AC Nielsen Report November 2020).

OUR TRACTION

Reliable Supply and Established Partnerships

In a short period we have established a strong supply chain, upstream from agave supply and tequila distillation, and downstream to co-packing, shipping, and on-and-offline distribution. We have strong partnerships at every step of the process and we are set up for scaling.

We are the first brand with both a US regulation (TTB) and Mexico Tequila regulation (CRT) label “Craft Tequila Seltzer”, ensuring quality throughout our manufacturing and distribution process on both sides of the border.

In the Fall of 2020, we pre-sold our entire pilot production to EPIC Distributions in California to prepare for a Summer 2021 launch.

(Note: because EPIC was acquired by Southern in April, 2022, we have decided to switch to another distributor but our shipment remained largely spoken for. Producing more this August!)


Strong supply chain
Upstream from agave supply and tequila distillation
downstream to co-packing, shipping and on-and-offline distribution
MEXI
Craft Tequila Seltzer

Prior to launching on StartEngine as our conviction to make tequila brand ownership accessible to everyone, our team has successfully raised start-up funding from venture capitalists, family offices, entrepreneurs and 8F/9F brand builders through prior rounds. Our early investors have also made followed-on investments as their continued vote of confidence!

WHAT WE DO

Delicious, Innovative Craft Tequila RTDs

We make certified authentic NOM distillery tequila and sell it in a convenient ready-to-drink can with delicious organic juice and natural flavoring.

Rather than offer typical sugary margarita or Paloma style canned cocktails, MEXI Seltzer is inspired to innovate. No more Black Cherry, Blood Orange, and simple Lime flavors, either!

We created wild new flavor combinations to send your senses deeper into less-traveled regions of Mexico, including:

- Guava Spice (sweet and spicy)
- Tamarindo (tangy-tang tang)
- Watermelon Sea Salt (slightly sweet and salty)
- Aloe & Mint (cool and bright)


Wild
New Flavor
Combinations
Sweet & Spicy
MEXI
Craft Tequila Seltzer
GUAVA SPICE
Tangy-Tang Tang
MEXI
Craft Tequila Seltzer
TAMARINDO
Slightly Sweet
& Salty
MEXI
Craft Tequila Seltzer
WATERMELON
MEXI
Craft Tequila Seltzer
ALOE & MINT
Cooling & Bright
We created wild new flavor combinations
to send your senses deeper into
less-traveled regions of Mexico

THE BUSINESS MODEL

Strong Manufacturing Partnerships and Innovative Distribution Plans

The majority of our production will take place near Guadalajara, Jalisco, Mexico. The flavor combinations and shelf viability tests will be overseen by both our US and Mexican teams in order to ensure the utmost quality, consistency, and cost-efficiency.

For our distribution, MEXI seeks to partner with nimble and innovative regional distributors who will be able to focus their attention and resources to help to launch and grow an exciting new product line.


Ordinario
Cap. 4,910 Lts.
The Majority of our production will take
place near Guadalajara, Jalisco, Mexico.

Now more than ever, direct-to-consumer sales through a formidable online presence are a must. MEXI's e-commerce solution will be hosted through a licensed tech platform, allowing seamless integration of online-to-offline sales and promotions in 30 markets in the US and Canada.


MEXI seeks to partner with
nimble and innovative regional distributors

HOW WE ARE DIFFERENT

Premium Ingredients for a Craft Cocktail

Leading seltzer options mostly use malt and cheap neutral grain spirits, along with artificial sweeteners and synthetic flavoring. We use only premium craft tequila made from 100% naturally grown Weber Blue agave, cooked in traditional brick ovens, and fermented in open-air tanks using ambient natural yeast.

We only source our tequila from NOM (Norma Oficial Mexicana) distilleries. These distilleries are granted their NOM number by the Mexican government to certify that they are within the Tequila regions of Mexico and are in compliance with the rigid processes required to produce authentic tequila. When you are buying and drinking a seltzer claiming to be "tequila" - check if they have a NOM on the can!


We only source our tequila from
NOM
distilleries
MEXI
Craft Tequila Seltzer
TAMARINDO
ALOE & MINT
WATERMELON
GUAVA SPICE

In addition, our juices are all organic and we use a small amount of organic cane sugar to sweeten for a healthy, clean, and delicious buzz.

On top of all that, each can comes with 1.5 shots of premium craft tequila because we want to make sure you get what you paid for.


2g
Sugars
130
Calories
MEXI
Craft Tequila Seltzer
WATERMELON
100% AGAVE SILVER TEQUILA
WITH
CARBONATED WELL WATER
REAL FRUIT JUICE & NATURAL FLAVORS
Our juices are all organic and we use a small amount of organic cane sugar to sweeten for a healthy, clean, and delicious buzz.

THE VISION

Bringing the Flavors of Mexico to Drinkers Everywhere

Our 1-year vision is to entrench ourselves as the dominant craft tequila seltzer maker in California and surrounding states.



1 year vision
Be the dominant craft tequila seltzer maker in California and surrounding states.

Within three to five years, we plan to expand to even more states to bring our delicious tequila RTD to drinkers on regional and eventually national levels.



Within 3 to 5 years
We plan to expand to regional and eventually national levels.

OUR LEADERSHIP

Experienced Entrepreneurs with Passion for Tequila

Our leadership team has a proven track record of company and brand incubation and growth both within the beverage industry and in entrepreneurship and M&A.

Our team of co-founders were previously partners or affiliates at Peligroso Tequila (exit to Diageo in 2014), Libre Tequila, Coachella Music Festival, EDC Vegas, and PriceWaterhouseCoopers.

Advisory Board members include the former CEO of BevMo! Liquor Chain and Market Leader of Diageo's and Coca-Cola's spirits division.



Our co-founding & leadership team and early investors come from these brands:
zoom
BevMo!
COACHELLA
SMART SWEETS
pwc
Coca-Cola
EPIC
PELIGROSO
DIAGEO
LIBRE
WILLIAM HENRY
edc
REYAL

WHY INVEST

Help Us Become Leaders in Craft Seltzer

Our mission is to deliver an authentic tequila seltzer experience offering unique flavors inspired by the mysterious and exhilarating spirit of Mexico.

Join us as we revolutionize hard seltzer with our delicious craft tequila and change the way people enjoy seltzers.


Our mission is to deliver an authentic tequila seltzer experience

Meet Our Team



Alice Chen

Co-Founder & CEO

Alice is a well-recognized serial founder with a M&A legal background. Her pedigree includes Top 40 Under 40, CitiBank's Global Family Office Leadership Program, and exit to PWC. She has grown a business from zero to seven figures five times. Alice chairs the board of Seltzer Revolutions Inc. (legal entity of MEXI) and serves as the CEO and Investor Liason.



Brent Laucher

Co-Founder and Director

Experienced business owner in the beverage and events management industry for over 25 years, Brent is a recognized pioneer in the beverage promotions and vending operations across U.S. and Australia. His 200-staff team was responsible for attendee hydration at large-scale music festivals including Coachella Palm Springs and EDC Las Vegas.

Brent co-founded Seltzer Revolutions Inc., the creator of a portfolio of unique craft seltzers, in 2020 and assembled a world-class team that works across Mexico, U.S. and Canada to bring to the beverage market innovative better-for-you options.



Kevin Finkas

Chief Operating Officer

Kevin Finkas is the Chief Operations Officer of Seltzer Revolutions (creator of Mexi Craft Tequila Seltzer) and also leads its sales division. Kevin comes from a decade of full-spectrum experience in Wine & Spirits wholesale. Prior to this current role, Kevin led a regional sales team in Northern California for a well-known distributor. With a "Swiss army knife" reputation earned from past roles, Kevin is a competitive and highly-skilled leader across the areas of business development, building new brands, and managing corporate accounts.



Alan Johnson

Advisor

A well-respected CEO and board member across the alcohol and consumer retail space, Alan has served as CEO or COO of household brands including BevMo! (160 stores at $800m ARR), Gap, Walt Disney Parks & Resorts and PepsiCo. Alan also recently served on the Board of Saucey.com (exited to PCH in Oct 2020). Alan works closely with the leadership team at MEXI on sales and scaling.



Theo Anglos

Advisor

Theo has two decades of corporate marketing and sales experience at beverage and alcohol multinationals including leading the spirits category at Diageo and Coca-Cola. Theo has managed both the incubation and the acquisition of new brands at alcohol consolidators. He works closely with MEXI's marketing team on building cult-following brand equity.

Offering Summary

Company	Seltzer Revolutions, Inc.
Corporate Address	2911 Branciforte Dr, Santa Cruz, CA 95065
Offering Minimum	$9,992.97
Offering Maximum	$1,069,984.89
Minimum Investment Amount (per investor)	$473.85

Terms

Offering Type	Equity
Security Name	Preferred Stock
Minimum Number of Shares Offered	949
Maximum Number of Shares Offered	101,613
Price per Share	$10.53
Pre-Money Valuation	$10,007,511.93

Voting Rights of Securities Sold in this Offering

Voting Proxy. Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Company Perks*

Time-Based:

Friends and Family Early Birds

Invest within the first 72 hours and receive additional 20% bonus shares.

Super Early Bird Bonus

Invest within the first week and receive additional 15% bonus shares.

Early Bird Bonus

Invest within the first two weeks and receive an additional 10% bonus shares.

Amount-Based:

$1,000+ | Tier 1

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + 3% bonus shares.

$5,000+ | Tier 2

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + time with a member of the founding team to explore ideas (Zoom, call, coffee, lunch, surf, etc. details to be coordinated) + 5% bonus shares.

$10,000+ Tier 3

Ship a 4pk - be 1/first 1000 to taste MEXI in USA + join MEXI team on a curated California surf/gourmet culture trip to quaint Spanish-themed towns (flight & lodging extra) + Explore partnership opportunity + 10% bonus shares.

$20,000 | Tier 4

Ship a 4pk + Hollywood Celebrity experience: VIP trip to Mexico - explore Tequila and Jalisco Highlands in a private car and visit the best spots (flight & lodging extra) + you get to design a MEXI flavor with us + 20% bonus shares.

** Subject to the ability of our third-party partners to ship Mexi across state lines.

*** Travel and lodging expenses not included.

**All perks occur when the offering is completed.*

The 10% StartEngine Owners' Bonus

MEXI will offer 10% additional bonus shares for all investments that are committed by investors that are eligible for the StartEngine Crowdfunding Inc. OWNer's bonus.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Preferred Stock at $10.53 / share, you will receive 110 shares of Preferred Stock, meaning you'll own 110 shares for $1,053. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid during the investors' eligibility period. Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative.

Offering Details

Form C Filings

SHOW MORE

Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Updates

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

VO: We created Mexi Brand to bring something unique to the market. We couldn't sit around and drink malt liquor seltzers while we had the connections and the availability of beautiful tequila from Mexico.

GRAPHIC: Jorge Hidalgo, Co-Founder

VO: The reason we call Mexi Mexi is because we wanted to package up the best of what Mexico has to offer and send it out into the world.

VO: While I started to enjoy having tequilas kinda more later in my life and noticing that there was a big trend on the way up from White Claws and different brands that were making seltzers with different types of alcohol. I definitely thought to myself: there's gotta be a place for tequila and seltzers to combine in a can and be brought to the market.

GRAPHIC: Brent Laucher

VO: A lot of the hard seltzers, a lot of the spirited sodas, I don't really know what it's made of, and that kind of prompted us to actually make Mexi. Because we know what we have in a Mexi. You don't need to mix it with anything else. It's highly carbonated, mineralized well water, completely organic fruit juices, and also it's 100% agave tequila.

GRAPHIC: Alice Chen, Co-Founder

VO: One of the primary things that Mexi has to offer is that we've gone through great lengths to find a distillery partner that's producing tequila in a manner that we know is the best way to produce tequila. There's a lot of brands that'll have you believe that they're real tequila, means that it's been done in the best way possible, and that's not always the case. There's a lot of uhh corner-cutting that can happen when producing any liquor, but particularly tequila requires a lot of love and care and a lot of process to do correctly. We only partnered with the best distilleries to be able to bring a true, 100% agave tequila, into the can.

VO: Our flavor components are going to be very clean and easy to drink. Our tequila will be very high-end and well-procured tequila that's going to be basically the best on the market.

VO: There's a lot of big seltzer brands that are out and coming out that are all malt liquor based and really don't offer the most pristine ingredients and so we really developed this craft seltzer in order to be able to bring something new and exciting to the market that we didn't see there yet and also something that we're proud to share with our friends and family.

VO: I'm really falling in love with this country because of the vibrancy, the passion of the people, like you know walking the streets of Guadalajara, I can just really feel the Mexican spirit. It's a very vibrant spirit, it's very multicultural in some ways. I feel like I'm just beginning to understand the history of this country, but it's just so inspiring to the owners of the distilleries and they're just so proud of what they produce in terms of the agave that they grow or the tequila that they refine and they produce.

VO: We invite everyone to come and experience some of the more beautiful parts of Mexican culture which aren't usually what we see out in the world or what we find on tv. We wanted to expose a much richer, a much more beautiful and deep mysterious aspect of Mexican culture.

VO: Being that I love Mexico and I've been here, coming down here since 19 years old, I've always been enamored by the culture, the people, the history of this place, and now that tequila is my favorite drink, it's come full circle for me, so I feel like it's a perfect time to help the rest of the world discover basically Mexico the way I have.

VO: I feel really lucky to be able to get into and understand the true Mexican spirit of what it means to be embodied in this culture, in this spirit, and to be able to share what I'm feeling here is through a very high quality beverage from this region.

VO: Bringing it around the world will be the most exciting for me. We do get a little jaded in America with a lot of products being thrown at us from different angles. So I feel like bringing it to other emerging countries in the world right now will get that Mexi spirit that we're bringing through the tequila and through our seltzer and I know it's going to make a huge splash.

VO: There's been a lot of blood, sweat, and tears put into our passion for tequila. All that we've put into Mexi brand is truly from the heart. Everything we do we do utmost care for authenticity, creativity. We respect and love everyone that's involved in the process of creating Mexi. We couldn't bring something to the market that we don't 100% believe in and we feel that doing our part to bring the best of what Mexico has to offer in a can to our friends and family is what really drives us to create a product that will stand above the rest.

GRAPHIC: MEXI. Craft Tequila Seltzer.

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

Information Regarding Length of Time of Offering

- Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.
- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

Hitting The Target Goal Early & Oversubscriptions

- StartEngine Capital will notify investors by email when the target offering amount has hit 25%, 50% and 100% of the funding goal. If the issuer hits its goal early, the issuer can create a new target deadline at least 5 business days out. Investors will be notified of the new target deadline via email and will then have the opportunity to cancel up to 48 hours before new deadline.
- Oversubscriptions: We require all issuers to accept oversubscriptions. This may not be possible if: 1) it vaults an issuer into a different category for financial statement requirements (and they do not have the requisite financial statements); or 2) they reach $5M in investments. In the event of an oversubscription, shares will be allocated at the discretion of the issuer.
- If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.
- If a StartEngine issuer reaches its target offering amount prior to the deadline, it may conduct an initial closing of the offering early if they provide notice of the new offering deadline at least five business days prior to the new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). StartEngine will notify investors when the issuer meets its

target offering amount. Thereafter, the issuer may conduct additional closings until the offering deadline.

Minimum and Maximum Investment Amounts

- In order to invest, to commit to an investment or to communicate on our platform, users must open an account on StartEngine Capital and provide certain personal and non-personal information including information related to income, net worth, and other investments.
- Investor Limitations: Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest either $2,200 or 5% of their annual income or net worth, whichever is greater. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000.

EXHIBIT F TO FORM C

ADDITIONAL CORPORATE DOCUMENTS

[See attached]

CERTIFICATE OF INCORPORATION
OF
SELTZER REVOLUTIONS INC.

ARTICLE I

The name of this corporation is Seltzer Revolutions Inc.

ARTICLE II

A. The address of the corporation's registered office in the State of Delaware is 3500 South DuPont Highway in the City of Dover, County of Kent, 19901. The name of the corporation's registered agent at such address is Incorporating Services, Ltd.

B. The name and mailing address of the incorporator of the corporation is:

Alice Chen
1406 – 588 Broughton Street
Vancouver, B.C. V6G 3E3, Canada

ARTICLE III

The nature of the business or purposes to be conducted or promoted is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE IV

A. Authorization of Stock. This corporation is authorized to issue two classes of stock to be designated, respectively, common stock and preferred stock. The total number of shares that this corporation is authorized to issue is 10,000,000. The total number of shares of common stock authorized to be issued is 9,400,000, par value $0.0001 per share (the "Common Stock"). The total number of shares of preferred stock authorized to be issued is 600,000, par value $0.0001 per share (the "Preferred Stock"), all of which are designated as "Series Seed Preferred Stock".

B. Rights, Preferences and Restrictions of Preferred Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Preferred Stock are as set forth below in this Article IV(B).

1. Dividend Provisions. The holders of shares of Preferred Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors. No dividend may be declared or paid on the Common Stock (other than dividends payable in shares of Common Stock) unless any and all such dividends or distributions are distributed among all holders of Common Stock and Preferred Stock in proportion to the number of shares of Common Stock that would be held by each such holder if

all shares of Preferred Stock were converted to Common Stock at the then effective Conversion Rate (as defined below).

2. Liquidation Preference.

(a) In the event of any Liquidation Event (as defined below), either voluntary or involuntary, the holders of each series of Preferred Stock shall be entitled to receive, prior and in preference to any distribution of the proceeds of such Liquidation Event (the "Proceeds") to the holders of Common Stock by reason of their ownership thereof, an amount per share equal to the sum of the applicable Original Issue Price (as defined below) for such series of Preferred Stock, plus declared but unpaid dividends on such share. If, upon the occurrence of such event, the Proceeds thus distributed among the holders of the Preferred Stock shall be insufficient to permit the payment to such holders of the full aforesaid preferential amounts, then the entire Proceeds legally available for distribution shall be distributed ratably among the holders of the Preferred Stock in proportion to the full preferential amount that each such holder is otherwise entitled to receive under this subsection (a). For purposes of this Certificate of Incorporation, "Original Issue Price" shall mean $0.58 per share for each share of the Series Seed Preferred Stock (as adjusted for any stock splits, stock dividends, combinations, subdivisions, recapitalizations or the like with respect to such series of Preferred Stock).

(b) Upon completion of the distribution required by subsection (a) of this Section 2, all of the remaining Proceeds available for distribution to stockholders shall be distributed among the holders of Common Stock pro rata based on the number of shares of Common Stock held by each.

(c) Notwithstanding the above, for purposes of determining the amount each holder of shares of Preferred Stock is entitled to receive with respect to a Liquidation Event, each such holder of shares of a series of Preferred Stock shall be deemed to have converted (regardless of whether such holder actually converted) such holder's shares of such series into shares of Common Stock immediately prior to the Liquidation Event if, as a result of an actual conversion, such holder would receive, in the aggregate, an amount greater than the amount that would be distributed to such holder if such holder did not convert such series of Preferred Stock into shares of Common Stock. If any such holder shall be deemed to have converted shares of Preferred Stock into Common Stock pursuant to this paragraph, then such holder shall not be entitled to receive any distribution that would otherwise be made to holders of Preferred Stock that have not converted (or have not been deemed to have converted) into shares of Common Stock.

(d) (i) For purposes of this Section 2, a "Liquidation Event" shall include (A) the closing of the sale, lease, transfer or other disposition of all or substantially all of this corporation's assets in one transaction or a series of related transactions, (B) the consummation of the merger or consolidation of this corporation with or into another entity (except a merger or consolidation in which the holders of capital stock of this corporation immediately prior to such merger or consolidation continue to hold at least 50% of the voting power of the capital stock of this corporation or the surviving or acquiring entity), (C) the closing of the transfer (whether by merger, consolidation or otherwise), in one transaction or a series of related transactions, to a person or group of affiliated persons (other than an underwriter of this

corporation's securities), of this corporation's securities if, after such closing, such person or group of affiliated persons would hold 50% or more of the outstanding voting stock of this corporation (or the surviving or acquiring entity), (D) the grant to a single entity (or group of affiliated entities) of an exclusive, irrevocable license to all or substantially all of this corporation's intellectual property that is used to generate all or substantially all of this corporation's revenues, or (E) a liquidation, dissolution or winding up of this corporation; provided, however, that a transaction shall not constitute a Liquidation Event if its sole purpose is to change the state of this corporation's incorporation or to create a holding company that will be owned in substantially the same proportions by the persons who held this corporation's securities immediately prior to such transaction. Notwithstanding the prior sentence, the sale of shares of Series Seed Preferred Stock in a financing transaction shall not be deemed a "Liquidation Event." The treatment of any particular transaction or series of related transactions as a Liquidation Event may be waived by the vote or written consent of the holders of a majority of the outstanding Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(ii) In any Liquidation Event, if Proceeds received by this corporation or its stockholders are other than cash, their value will be deemed their fair market value. Any securities shall be valued as follows:

(A) Securities not subject to investment letter or other similar restrictions on free marketability covered by (B) below:

(1) If traded on a securities exchange, the value shall be deemed to be the average of the closing prices of the securities on such exchange or system over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event;

(2) If actively traded over-the-counter, the value shall be deemed to be the average of the closing bid or sale prices (whichever is applicable) over the twenty (20) trading-day period ending three (3) trading days prior to the closing of the Liquidation Event; and

(3) If there is no active public market, the value shall be the fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of Preferred Stock.

(B) The method of valuation of securities subject to investment letter or other restrictions on free marketability (other than restrictions arising solely by virtue of a stockholder's status as an affiliate or former affiliate) shall be to make an appropriate discount from the market value determined as above in (A) (1), (2) or (3) to reflect the approximate fair market value thereof, as mutually determined by this corporation and the holders of a majority of the voting power of all then outstanding shares of such Preferred Stock.

(C) The foregoing methods for valuing non-cash consideration to be distributed in connection with a Liquidation Event shall, upon approval by

the stockholders of the definitive agreements governing such Liquidation Event, be superseded by any determination of such value set forth in the definitive agreements governing such Liquidation Event.

(iii) In the event the requirements of this Section 2 are not complied with, this corporation shall forthwith either:

(A) cause the closing of such Liquidation Event to be postponed until such time as the requirements of this Section 2 have been complied with; or

(B) cancel such transaction, in which event the rights, preferences and privileges of the holders of the Preferred Stock shall revert to and be the same as such rights, preferences and privileges existing immediately prior to the date of the first notice referred to in subsection 2(d)(iv) hereof.

(iv) This corporation shall give each holder of record of Preferred Stock written notice of such impending Liquidation Event not later than twenty (20) days prior to the stockholders' meeting called to approve such transaction, or twenty (20) days prior to the closing of such transaction, whichever is earlier, and shall also notify such holders in writing of the final approval of such transaction. The first of such notices shall describe the material terms and conditions of the impending transaction and the provisions of this Section 2, and this corporation shall thereafter give such holders prompt notice of any material changes. The transaction shall in no event take place sooner than twenty (20) days after this corporation has given the first notice provided for herein or sooner than ten (10) days after this corporation has given notice of any material changes provided for herein; provided, however, that subject to compliance with the General Corporation Law such periods may be shortened or waived upon the written consent of the holders of Preferred Stock that represent a majority of the voting power of all then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

3. Redemption. The Preferred Stock is not redeemable at the option of the holder.

4. Conversion. The holders of the Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a) Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of this corporation or any transfer agent for such stock, into such number of fully paid and nonassessable shares of Common Stock as is determined by dividing the applicable Original Issue Price for such series by the applicable Conversion Price for such series (the conversion rate for a series of Preferred Stock into Common Stock is referred to herein as the "Conversion Rate" for such series), determined as hereafter provided, in effect on the date the certificate is surrendered for conversion. The initial Conversion Price per share for each series of Preferred Stock shall be the Original Issue Price applicable to such series; provided, however, that the Conversion Price for the Preferred Stock shall be subject to adjustment as set forth in subsection 4(d).

(b) Automatic Conversion. Each share of Preferred Stock shall automatically be converted into shares of Common Stock at the Conversion Rate at the time in effect for such series of Preferred Stock immediately upon the earlier of (i) this corporation's sale of its Common Stock in a firm commitment underwritten public offering pursuant to a registration statement on Form S-1 or Form SB-2 under the Securities Act of 1933, as amended, or (ii) the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Preferred Stock (voting together as a single class and not as separate series, and on an as-converted basis).

(c) Mechanics of Conversion. Before any holder of Preferred Stock shall be entitled to voluntarily convert the same into shares of Common Stock, he or she shall surrender the certificate or certificates therefor, duly endorsed, at the office of this corporation or of any transfer agent for the Preferred Stock, and shall give written notice to this corporation at its principal corporate office, of the election to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued. This corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which such holder shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock as of such date. If the conversion is in connection with an underwritten offering of securities registered pursuant to the Securities Act of 1933, as amended, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing with the underwriters of the sale of securities pursuant to such offering, in which event the persons entitled to receive the Common Stock upon conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such sale of securities. If the conversion is in connection with Automatic Conversion provisions of subsection 4(b)(ii) above, such conversion shall be deemed to have been made on the conversion date described in the stockholder consent approving such conversion, and the persons entitled to receive shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holders of such shares of Common Stock as of such date.

(d) Conversion Price Adjustments of Preferred Stock for Splits and Combinations. The Conversion Price of the Preferred Stock shall be subject to adjustment from time to time as follows:

(i) In the event this corporation should at any time or from time to time after the date upon which this Certificate of Incorporation is accepted for filing by the Secretary of State of the State of Delaware (the "Filing Date") fix a record date for the effectuation of a split or subdivision of the outstanding shares of Common Stock or the determination of holders of Common Stock entitled to receive a dividend or other distribution payable in additional shares of Common Stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of Common Stock (hereinafter referred to as "Common Stock Equivalents") without payment of any consideration

by such holder for the additional shares of Common Stock or the Common Stock Equivalents (including the additional shares of Common Stock issuable upon conversion or exercise thereof), then, as of such record date (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price of the Preferred Stock shall be appropriately decreased so that the number of shares of Common Stock issuable on conversion of each share of such series of Preferred Stock shall be increased in proportion to such increase of the aggregate of shares of Common Stock outstanding and those issuable with respect to such Common Stock Equivalents; provided, however, that if such record date is fixed and such dividend is not paid or if such distribution is not fully made on the date fixed therefor, the Conversion Price for such series of Preferred Stock will be re-computed accordingly as of the close of business on such record date and thereafter each such Conversion Price will be adjusted pursuant to this Section 4(d)(i) to reflect the actual payment of such dividend or distribution.

(ii) If the number of shares of Common Stock outstanding at any time after the Filing Date is decreased by a combination of the outstanding shares of Common Stock, then, following the record date of such combination, the Conversion Price for the Preferred Stock shall be appropriately increased so that the number of shares of Common Stock issuable on conversion of each share of such series shall be decreased in proportion to such decrease in outstanding shares.

(e) Other Distributions. In the event this corporation shall declare a distribution payable in securities of other persons, evidences of indebtedness issued by this corporation or other persons, assets (excluding cash dividends) or options or rights not referred to in subsection 4(d)(i), then, in each such case for the purpose of this subsection 4(e), the holders of the Preferred Stock shall be entitled to a proportionate share of any such distribution as though they were the holders of the number of shares of Common Stock of this corporation into which their shares of Preferred Stock are convertible as of the record date fixed for the determination of the holders of Common Stock of this corporation entitled to receive such distribution.

(f) Recapitalizations. If at any time or from time to time there shall be a recapitalization of the Common Stock (other than a subdivision, combination or merger or sale of assets transaction provided for elsewhere in this Section 4 or in Section 2) provision shall be made so that the holders of the Preferred Stock shall thereafter be entitled to receive upon conversion of the Preferred Stock the number of shares of stock or other securities or property of this corporation or otherwise, to which a holder of Common Stock deliverable upon conversion would have been entitled on such recapitalization. In any such case, appropriate adjustment shall be made in the application of the provisions of this Section 4 with respect to the rights of the holders of the Preferred Stock after the recapitalization to the end that the provisions of this Section 4 (including adjustment of the Conversion Price then in effect and the number of shares purchasable upon conversion of the Preferred Stock) shall be applicable after that event as nearly equivalently as may be practicable.

(g) No Fractional Shares and Certificate as to Adjustments.

(i) No fractional shares shall be issued upon the conversion of any share or shares of the Preferred Stock and the aggregate number of shares of

Common Stock to be issued to particular stockholders, shall be rounded down to the nearest whole share and the corporation shall pay in cash the fair market value of any fractional shares as of the time when entitlement to receive such fractions is determined. Whether or not fractional shares would be issuable upon such conversion shall be determined on the basis of the total number of shares of Preferred Stock the holder is at the time converting into Common Stock and the number of shares of Common Stock issuable upon such conversion.

(ii) Upon the occurrence of each adjustment or readjustment of the Conversion Price of Preferred Stock pursuant to this Section 4, this corporation, at its expense, shall promptly compute such adjustment or readjustment in accordance with the terms hereof and prepare and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. This corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (A) such adjustment and readjustment, (B) the Conversion Price for such series of Preferred Stock at the time in effect, and (C) the number of shares of Common Stock and the amount, if any, of other property that at the time would be received upon the conversion of a share of Preferred Stock.

(h) Notices of Record Date. In the event of any taking by this corporation of a record of the holders of any class of securities for the purpose of determining the holders thereof who are entitled to receive any dividend (other than a cash dividend) or other distribution, this corporation shall mail to each holder of Preferred Stock, at least ten (10) days prior to the date specified therein, a notice specifying the date on which any such record is to be taken for the purpose of such dividend or distribution, and the amount and character of such dividend or distribution.

(i) Reservation of Stock Issuable Upon Conversion. This corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock, solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, in addition to such other remedies as shall be available to the holder of such Preferred Stock, this corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to this Certificate of Incorporation.

(j) Notices. Any notice required by the provisions of this Section 4 to be given to the holders of shares of Preferred Stock shall be deemed given if deposited in the United States or international mail, postage prepaid, and addressed to each holder of record at his address appearing on the books of this corporation.

5. Voting Rights.

(a) General Voting Rights. The holder of each share of Preferred Stock shall have the right to one vote for each share of Common Stock into which such Preferred Stock could then be converted, and with respect to such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, notwithstanding any provision hereof, to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and except as provided by law or in subsection 5(b) below with respect to the election of directors by the separate class vote of the holders of Common Stock, shall be entitled to vote, together with holders of Common Stock, with respect to any question upon which holders of Common Stock have the right to vote. Fractional votes shall not, however, be permitted and any fractional voting rights available on an as-converted basis (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be rounded to the nearest whole number (with one-half being rounded upward).

(b) Voting for the Election of Directors. The holders of Preferred Stock and Common Stock (voting together as a single class and not as separate series, and on an as-converted basis) shall be entitled to elect the directors of this corporation.

Notwithstanding the provisions of Section 223(a)(1) and 223(a)(2) of the General Corporation Law, any vacancy, including newly created directorships resulting from any increase in the authorized number of directors or amendment of this Certificate of Incorporation, and vacancies created by removal or resignation of a director, may be filled by a majority of the directors then in office, though less than a quorum, or by a sole remaining director, and the directors so chosen shall hold office until the next annual election and until their successors are duly elected and shall qualify, unless sooner displaced; provided, however, that where such vacancy occurs among the directors elected by the holders of a class or series of stock, the holders of shares of such class or series may override the Board of Director's action to fill such vacancy by (i) voting for their own designee to fill such vacancy at a meeting of this corporation's stockholders or (ii) written consent, if the consenting stockholders hold a sufficient number of shares to elect their designee at a meeting of the stockholders. Any director may be removed during his or her term of office, either with or without cause, by, and only by, the affirmative vote of the holders of the shares of the class or series of stock entitled to elect such director or directors, given either at a special meeting of such stockholders duly called for that purpose or pursuant to a written consent of stockholders, and any vacancy thereby created may be filled by a vote of the holders of a majority of the then outstanding shares of that class or series of stock represented at the meeting or pursuant to written consent.

6. Status of Converted Stock. In the event any shares of Preferred Stock shall be converted pursuant to Section 4, the shares so converted shall be cancelled and shall not be issuable by this corporation. The Certificate of Incorporation of this corporation shall be appropriately amended to effect the corresponding reduction in this corporation's authorized capital stock.

C. Common Stock. The rights, preferences, privileges and restrictions granted to and imposed on the Common Stock are as set forth below in this Article IV(C).

1. Dividend Rights. Subject to the prior rights of holders of all classes of stock at the time outstanding having prior rights as to dividends, the holders of the Common Stock shall be entitled to receive, when, as and if declared by the Board of Directors, out of any assets of this corporation legally available therefor, any dividends as may be declared from time to time by the Board of Directors.

2. Liquidation Rights. Upon the liquidation, dissolution or winding up of this corporation, the assets of this corporation shall be distributed as provided in Section 2 of Article IV(B) hereof.

3. Redemption. The Common Stock is not redeemable at the option of the holder.

4. Voting Rights. The holder of each share of Common Stock shall have the right to one vote for each such share, and shall be entitled to notice of any stockholders' meeting in accordance with the Bylaws of this corporation, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Subject to Article IV(B)(6), the number of authorized shares of Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority of the stock of this corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the General Corporation Law.

ARTICLE V

Except as otherwise provided in this Certificate of Incorporation, in furtherance and not in limitation of the powers conferred by statute, the Board of Directors is expressly authorized to make, repeal, alter, amend and rescind any or all of the Bylaws of this corporation.

ARTICLE VI

The number of directors of this corporation shall be determined in the manner set forth in the Bylaws of this corporation.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of this corporation shall so provide.

ARTICLE VIII

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws of this corporation may provide. The books of this corporation may be kept (subject to any provision contained in the statutes) outside the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of this corporation.

ARTICLE IX

A director of this corporation shall not be personally liable to this corporation or its stockholders for monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of the director's duty of loyalty to this corporation or its stockholders, (ii) for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the General Corporation Law, or (iv) for any transaction from which the director derived any improper personal benefit. If the General Corporation Law is amended after approval by the stockholders of this Article IX to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of this corporation shall be eliminated or limited to the fullest extent permitted by the General Corporation Law as so amended.

Any repeal or modification of the foregoing provisions of this Article IX by the stockholders of this corporation shall not adversely affect any right or protection of a director of this corporation existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director occurring prior to, such repeal or modification.

ARTICLE X

This corporation reserves the right to amend, alter, change or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by statute, and all rights conferred upon stockholders herein are granted subject to this reservation.

ARTICLE XI

A. Forum Selection. Unless this corporation consents in writing to the selection of an alternative forum, the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) shall, to the fullest extent permitted by law, be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of this corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of this corporation to this corporation or this corporation's stockholders, (iii) any action arising pursuant to any provision of the General Corporation Law or this Certificate of Incorporation or the Bylaws (as either may be amended from time to time), or (iv) any action asserting a claim governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten (10) days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. Any person or entity purchasing or otherwise acquiring or holding any interest in shares of capital stock of this corporation shall be deemed to have notice of and consented to the provisions of this Article XI.

B. Personal Jurisdiction. If any action the subject matter of which is within the scope of Article XI(A) is filed in a court other than a court located within the State of Delaware (a "Foreign Action") in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce Article XI(A) (an "FSC Enforcement Action") and (ii) having service of process made upon such stockholder in any such FSC Enforcement Action by service upon such stockholder's counsel in the Foreign Action as agent for such stockholder.

C. Savings. If any provision or provisions of this Article XI shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article XI (including, without limitation, each portion of any sentence of this Article XI containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE XII

To the fullest extent permitted by applicable law, this corporation is authorized to provide indemnification of (and advancement of expenses to) agents of this corporation (and any other persons to which General Corporation Law permits this corporation to provide indemnification) through Bylaw provisions, agreements with such agents or other persons, vote of stockholders or disinterested directors or otherwise, in excess of the indemnification and advancement otherwise permitted by Section 145 of the General Corporation Law, subject only to limits created by applicable General Corporation Law (statutory or non-statutory), with respect to actions for breach of duty to this corporation, its stockholders, and others.

Any amendment, repeal or modification of the foregoing provisions of this Article XII shall not adversely affect any right or protection of a director, officer, agent, or other person existing at the time of, or increase the liability of any director of this corporation with respect to any acts or omissions of such director, officer or agent occurring prior to, such amendment, repeal or modification.

* * *

THE UNDERSIGNED, being the incorporator hereinbefore named, for the purpose of forming a corporation to do business both within and without the State of Delaware and in pursuance of the General Corporation Law of Delaware, does make and file this Certificate, hereby declaring and certifying that the facts herein stated are true, and accordingly has hereunto set his hand this 13th day of April, 2020.

/s/ Alice Chen

Alice Chen, Incorporator